Exhibit (d)(3)

FORM OF

TRANSITION, AMENDMENT AND RELEASE AGREEMENT

between

Gentium GmbH, General-Guisan-Strasse 6, 6303 Zug, Switzerland

(hereinafter the “Company”)

and

[—]

(hereinafter the “Employee”)

WHEREAS, the Employee is currently employed by the Company pursuant to an employment agreement with the Company (the employment agreement as amended referred to as “Employment Agreement”);

WHEREAS, Gentium S.p.A. intends to enter into a Tender Offer Agreement (the “TO Agreement”) by and among Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (the “Parent”), Jazz Pharmaceuticals Italy S.r.l., a corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and Gentium S.p.A. on or around December 19, 2013 (the “TO Agreement Date”). Following the TO Agreement Date the Purchaser shall commence a tender offer (the “Offer”) to acquire all of the outstanding shares of Gentium S.p.A.’s common stock and Gentium S.p.A.’s ADSs (together, the “Shares”). On the terms set forth in the TO Agreement, Purchaser shall accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer, promptly after the applicable expiration date of the Offer (the “Closing Date”);

WHEREAS, the Employee, as one of the principal shareholders of Gentium S.p.A has a vital interest in the consummation of the Offer;

WHEREAS, the Employee has indicated that he would like to resign as an as an employee of the Company if the Offer is consummated;

NOW, therefore, in consideration of the mutual covenants and agreements set forth hereinafter, the parties agree as follows:

1.	The Employee herewith resigns on the Closing Date (the “Resignation Date”) and the parties herewith agree that the Employment Agreement and the employment relationship existing between them shall terminate as of the Resignation Date.

2.	Until the Resignation Date, the Employee will continue to receive compensation as provided for in his Employment Agreement.

3.	The parties agree to amend the Employee’s Employment Agreement such that he will only be eligible to receive the entitlements specified under Section 11.3 if he successfully completes his Consultancy Agreement as determined by the Company in its discretion.

4.

As such, and subject to paragraph 3, provided that the Employee signs a waiver and release substantially in the form attached hereto as Exhibit A no earlier than one (1) full month after the Resignation Date and no later than two (2) months after the Resignation Date and successfully completes the Consultancy Agreement, and he signs a subsequent waiver and release no earlier than one (1) full month after the end date of the Consultancy Agreement and no later than two (2) months after the end date of the Consultancy Agreement also in a form substantially in the form attached hereto as Exhibit A, then the Company will provide to the Employee all entitlements pursuant to Section 11.3 of his Employment Agreement in full settlement of all claims and rights of action (whether under statute, contract, common law or otherwise) that the Employee might have in connection with his employment and its termination or any other matter against the Company or any undertaking affiliated to the Company or its or their officers, employees or shareholders, in any jurisdiction in the world.

5.	The Employee shall, on the Resignation Date, hand over to the Company the company car and all such other documents and items belonging to the Company that the Company may request. Any retention right is excluded.

6.	During the term of the Employment Agreement and at any time thereafter, the Employee shall keep strictly confidential and neither use for his own purposes or that of others nor make known to any third person any knowledge or data obtained by him during his employment with the Company and/or Gentium S.p.A., including but not limited to: information related to the business of the Company and/or any company affiliated with the Company, information regarding inventions, research or development activities and plans, compounds and biological materials, products, specifications, manufacturing, production and testing processes, systems, methods and techniques, costs of production, sales, marketing and promotional information and plans, lists of names or classes of suppliers or customers, personnel, business plans and strategy, financial statements and information and the existence and content of any business discussions, negotiations or agreements between the Company and/or any company affiliated with the Company and any third party.

7.

The Employee herewith transfers to the Company all intellectual property rights including but not limited to inventions, manufacturing, production, industrial and testing processes, systems, methods, procedures and techniques, improvements, trade secrets, software programs, software and systems documentation, works of authorship and other copyrightable works, and related know-how which result from work performed by Employee, alone or with others, whether or not patentable, copyrightable, or qualified for other protection as proprietary information ensuing from any work performed by the Employee during the term of his employment with the Company and/or Gentium S.p.A. and any concepts, in written or by any other means machine-readable form

(“Intellectual Property Rights”). The Employee may not, without the Company’s written consent, disclose, multiply, use, manufacture, bring on the market or sell, lease, deliver or otherwise trade, offer, or register the results of his work. The Employee agrees, furthermore, to sign any documents and to take any measures that the Company may request to effect the transfer of the Intellectual Property Rights and full and exclusive title of the Company in the Intellectual Property Rights provided. The Company is entitled to transfer the Intellectual Property Rights in full or in part to any third party. The Company and such third parties are not obliged to mention the Employee as the author if they publish any inventions, computer programs or other works. They are free to make any modifications, translations and/or other adaptations and/or can refrain from making any publications.

8.	The Company herewith informs the Employee that his accident insurance will end 30 days after the Resignation Date. If he has not commenced new employment that provides for insurance coverage of the occupational as well as non-occupational accident, the Employee has to notify his health insurer about the fact that the employment relationship will end on the Resignation Date to secure sufficient insurance coverage or has to take out a so-called “Abredeversicherung” with the current accident insurance company for up to 180 days. If the Employee is interested in such insurance coverage he shall contact the Company’s Human Resources Department.

9.	The Employee will not in any way disparage or criticize the Company or any company affiliated to the Company, their respective directors, officers or employees or any of the Company’s products or those of any other company affiliated to the Company. Similarly, the Company’s director, officers and executives shall not in any way disparage or criticize the Employee.

10.

Both parties hereby release and forever discharge the other party and their related entities and their respective directors, officers, stockholders, employees, agents or attorneys of and from any and all claims of any nature whatsoever.

This release does not include the obligations of the parties arising out of this Agreement or the TO Agreement.

11.	The terms of this Agreement constitute the entire agreement and understanding between the parties hereto and it supersedes and replaces all prior negotiations, agreements, arrangements, or understandings (whether implied or expressed, oral or in writing) concerning the subject matter hereof, all of which are hereby treated as terminated by mutual consent.

12.	Modifications of and amendments to this Agreement, including this section 12, shall exclusively be made in writing.

13.	The present Agreement shall be governed by Swiss law, in particular art. 319 ss. of the Swiss Code of Obligations.

Place and date	Place and date

The Company Gentium GmbH	The Employee

[—]

Exhibit A

WAIVER AND RELEASE

The undersigned, [—], herewith waives any and all claims and rights of action (whether under statute, contract, common law or otherwise) that he has or might have against Gentium S.p.A. and Gentium GmbH or any undertaking affiliated to Gentium S.p.A., Gentium GmbH, or its parent, any subsidiaries or affiliates or their officers, employees or shareholders, in any jurisdiction in the world, in particular those arising out of or in connection with his employment or appointment with Gentium S.p.A. and Gentium GmbH and its termination or any other matter.

This release does not include the obligations of the parties arising out of the Termination, Amendment and Transition Agreement or the Tender Offer Agreement.

Date	[—]

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